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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mainline Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 East Lancaster Avenue, Suite 300
(No. and Street)

Wynnewood	PA	19096
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Adams (610) 896-3057
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

Ten Penn Center, 1801 Market Street	Suite 1700 Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mainline Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DONNA M. RITTERSHAUSEN, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires December 24, 2017

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

The Sole Member
Mainline Securities, LLC
Wynnewood, Pennsylvania

We have audited the accompanying statement of financial condition of Mainline Securities, LLC as of December 31, 2016. This financial statement is the responsibility of Mainline Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mainline Securities, LLC at December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Philadelphia, Pennsylvania
February 28, 2017

Financial Statement

Mainline Securities, LLC
(A wholly-owned limited liability company of
Mainline Investment Partners, LLC)

Statement of Financial Condition

December 31,		2016
Assets		
Cash	$	65,475
Prepaid expenses		13,129
Total Assets	$	78,604
Liabilities and Member's Capital		
Liabilities		
Accounts payable and accrued expenses	$	32,525
Due to affiliated entities		13,596
Total Liabilities		46,121
Member's Capital		32,483
Total Liabilities and Member's Capital	$	78,604

The accompanying notes are an integral part of these financial statements.

1. Organization

Mainline Securities, LLC ("Company") was established on August 18, 2014 and is organized under the laws of the state of Delaware. Effective March 28, 2016 the Company registered as a broker-dealer under the Securities Exchange Act of 1934, as amended. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i). The Company is wholly-owned by Mainline Investment Partners LLC ("MLIP" or "Member").

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member Limited Liability Company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, "Income Taxes". The Company's taxable income is reported in the tax return of its single member, MLIP.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant in the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2016, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits.

The Company believes its tax status as a pass through entity would be sustained under Federal, state, or local income tax examination. Generally, the Company is potentially subject to Federal and state income tax examinations in major jurisdictions since its inception in 2014.

Recent Accounting Pronouncements

In April 2014, the FASB issued, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (ASU 2014-15)." The FASB defined management's responsibility to evaluate whether there is a substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. In connection with preparing financial statements, management will need to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the organization's ability to continue as a going

concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. The Company adopted ASU 2014-015 and implementation did not have a material effect on the financial statements.

3. Concentrations

Cash Balances

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company mitigates this risk by only depositing funds with a major institution and has not experienced any losses from maintaining cash account balances in excess of federally insured limits.

4. Related Party Transactions

Office Sublease

On November 1, 2015, the Company entered into an office sublease agreement with an affiliated entity, CMS Holdco, LLC ("CMS"). Under the terms of the agreement, the sublease shall be for a term commencing on November 1, 2015 and ending December 8, 2016 and will renew automatically for successive one year periods unless written notice is provided to terminate. In addition to the annual sublease minimum rent as stated in the agreement, the Company will be responsible for their pro-rata share of taxes and operating expenses. Effective December 8, 2016, the Company has ended the sublease agreement with CMS and effective December 9, 2016 has entered into a new sublease agreement with its sole member. The terms of the agreement remain the same with the only change being the annual sublease minimum rent amount which will be $6,312 in 2017.

Expense Sharing and Administrative Services Agreement

Effective August 17, 2015, the Company entered into an expense sharing and administrative services agreement with its sole member, MLIP, Mainline Investment Advisers, LLC ("MLIA"), Merion Realty Advisers, LLC ("Merion"), and Mainline Private Wealth, LLC ("MLPW"). MLIP, MLIA, Merion, and MLPW are collectively referred to as "Mainline Provider Affiliates." Under the terms of the agreement, the Mainline Provider Affiliates employ personnel who provide services to the Company, including management oversight, back office, and similar support, or from time to time may fund certain other expenses related to the other operation of the Company such as facility rental costs, computer and IT costs, among other, to the Company. As of December 31, 2016, $13,596 was payable and is included in Due to affiliated entities in the accompanying statement of financial condition.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to net capital, both as defined, shall not exceed 800% during the first year of operation. At December 31, 2016, the ratio was 238.3%. At December 31, 2016, the Company had net capital, as defined, of $19,354, which was $13,589 in excess of its required net capital of $5,765.

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

6. Subsequent Events

On January 31, 2017 the board approved a capital contribution from its sole member MLIP in the amount of $25,000.